FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                       |X|
                                    Form 40-F
                                       | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes
                                       | |
                                        No
                                       |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A____

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          Eidos plc
          ---------
By: /S/ Stuart Cruickshank
    ----------------------
    Stuart Cruickshank
    Chief Financial Officer
By: /S/ Michael McGarvey
    --------------------
    Michael McGarvey
    Chief Executive Officer


Date: 1 April 2005
      ------------

                                   Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated 1 April 2005 - Offer Update
-----------------------------------------------

                             Eidos plc Offer Update

     LONDON--(BUSINESS WIRE)--April 1, 2005--As shareholders will be aware, since the announcement of the recommended cash offer of 50 pence per Eidos share by Elevation Partners ("Elevation") on 21 March 2005 (the "Elevation Offer"), a further offer for the Company has been announced by SCi Entertainment Group Plc ("SCi") in the form of one new SCi share for every six Eidos shares (the "SCi Offer").
     Since the relevant announcements, the Board has undertaken discussions with both parties in relation to their respective offers. These discussions are ongoing as the Board continues to evaluate the merits of the certain value represented by the Elevation cash offer contrasted with the greater, but less certain, current value of the SCi paper offer. The Board intends to await further clarification in relation to each offer and to take account of any further developments before recommending a final course of action which will be communicated to shareholders in due course. In the meantime, shareholders are advised to take no action.

     The Directors of Eidos accept responsibility for the information contained in this announcement save that the only responsibility accepted by them in respect of information relating to Elevation and the Elevation Offer, and SCi and the SCi Offer respectively (which has been compiled from public sources) is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Eidos (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.


     CONTACT: Eidos Public Limited Company
              +44 (0)20 8636 3000
              John van Kuffeler, Chairman
              Mike McGarvey, CEO
              or
              Brunswick (UK)
              +44 (0) 20 7404 5959
              Jonathan Glass
              Wendel Verbeek
              or
              Brunswick (NY)
              Nina Devlin, +1 212 333 3810
              or
              UBS Investment Bank
              (financial adviser to Eidos)
              +44 (0)20 7567 8000
              Adrian Haxby
              Benjamin Robertson